# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DarioHealth Corp., CIK 0001533998
CUSIP: 23725P209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 322 W. 57th Street, # 33B, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-026782
Filed by CIK 0002050526

## Reporting persons
- Titan Trust 2024 I: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 5, Row 7 and Row 9 reflect the disposition, during the three months ended September 30, 2025, of 100% of 2,499,618 shares* of common stock of the issuer issued to the Reporting Person on August 14, 2025 upon cashless exercise of a third warrant dated February 15, 2024.
  *The number of shares represents pre- 20-to1 reverse stock split, which was implemented by the Issuer on August 28, 2025.

## Item 1. Issuer
Name of issuer: DarioHealth Corp.
Address of issuer's principal executive offices: 322 W. 57th Street, # 33B, New York, New York, 10019

## Item 2. Person Filing
Name of person filing: Titan Trust 2024 I
Address of principal business office or, if none, residence:
c/o WhiteHawk Capital Partners LP, as Administrator
11601 Wilshire Blvd., Suite 1980, Los Angeles, CA, 90025
Citizenship: Titan Trust 2024 I is a Delaware statutory trust organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Titan Trust 2024 I: By: WhiteHawk Capital Partners LP, its Administrator /s/ Robert Louzan, Robert Louzan/Managing Partner (10/09/2025)